Exhibit 99.1

Annual Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

May 1, 2020

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

1.	Election of Directors

By resolution passed via ballot, the following 14 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Stéphan Crétier	610,290,196	99.87	771,712	0.13
Michael R. Culbert	610,502,199	99.91	559,709	0.09
Russell K. Girling	610,281,400	99.87	780,508	0.13
Susan C. Jones	610,393,845	99.89	668,063	0.11
Randy Limbacher	608,696,311	99.61	2,365,597	0.39
John E. Lowe	606,575,790	99.27	4,486,118	0.73
David MacNaughton	610,358,156	99.88	703,752	0.12
Una Power	610,109,928	99.84	951,980	0.16
Mary Pat Salomone	607,388,025	99.40	3,673,883	0.60
Indira Samarasekera	608,226,647	99.54	2,834,982	0.46
D. Michael G. Stewart	597,436,631	97.77	13,625,278	2.23
Siim A. Vanaselja	583,806,323	95.54	27,255,585	4.46
Thierry Vandal	610,317,180	99.88	744,728	0.12
Steven W. Williams	605,365,121	99.07	5,696,787	0.93

2.	Appointment of Auditors

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
597,796,767	95.46	28,451,490	4.54

3.	Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
580,238,927	94.96	30,822,594	5.04